UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AtlasClear Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

128745106

(CUSIP Number)

February 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128745106	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Chardan Quantum LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,202,284 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,202,284 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,284 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 949,084 shares of Common Stock held by Chardan Quantum LLC and (ii) 253,200 shares of Common Stock issuable upon exercise of warrants held by Chardan Quantum LLC (the “Private Warrants”). The Private Warrants are currently exercisable for a total of 1,230,625 shares of Common Stock, but contain provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such exercise. The amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that issuable upon exercise of the Private Warrants giving effect to these blocking provisions, and do not include any additional shares underlying Private Warrants.
(2)	Percentage ownership is calculated based on (i) 11,781,759 shares of Common Stock outstanding as of February 9, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024, plus (ii) approximately 253,200 shares of Common Stock underlying the Private Warrants within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.

CUSIP No. 128745106	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Chardan Capital Markets LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 253,200 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 253,200 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,200 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Consists of approximately 253,200 shares of Common Stock issuable upon conversion of a convertible promissory note held by Chardan Capital Markets, LLC (the “Chardan Note”), because the Chardan Note contains provisions preventing its conversion to the extent that such conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such conversion. The amounts reported in rows 5, 7 and 9 herein represent the approximate number of shares of Common Stock that would be issuable upon conversion of the Chardan Note giving effect to these blocking provisions, and do not include any additional shares underlying the Chardan Note. The Chardan Note is convertible at the election of the holder at a conversion price equal to 90% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date.
(2)	Percentage ownership is calculated based on (i) 11,781,759 shares of Common Stock outstanding as of February 9, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024, plus (ii) approximately 253,200 shares of Common Stock underlying the Chardan Note that are convertible within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.

CUSIP No. 128745106	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Jonas Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,202,284 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,202,284 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,284 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 949,084 shares of Common Stock held by Chardan Quantum LLC and (ii) 253,200 of the shares of Common Stock issuable upon exercise of Private Warrants or upon conversion of the Chardan Note. The Private Warrants and Chardan Note are currently exercisable/convertible, but contain provisions preventing their exercise or conversion to the extent that such exercise or conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such exercise or conversion. The amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion/exercise of the Private Warrants and Chardan Note giving effect to these blocking provisions, and do not include any additional shares underlying the Private Warrants and Chardan Note. The Chardan Note is convertible at the election of the holder at a conversion price equal to 90% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date.
(2)	Percentage ownership is calculated based on (i) 11,781,759 shares of Common Stock outstanding as of February 9, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024, plus (ii) approximately 253,200 shares of Common Stock underlying the Private Warrants exercisable within 60 days of this Statement and/or the conversion of the Chardan Note within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.

CUSIP No. 128745106	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Steven Urbach
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 253,200 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 253,200 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,200 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of approximately 253,200 shares of Common Stock issuable upon conversion of the Chardan Note, because the Chardan Note contains provisions preventing its conversion to the extent that such conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such conversion. The amounts reported in rows 5, 7 and 9 herein represent the approximate number of shares of Common Stock that would be issuable upon conversion of the Chardan Note giving effect to these blocking provisions, and do not include any additional shares underlying the Chardan Note. The Chardan Note is convertible at the election of the holder at a conversion price equal to 90% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date.
(2)	Percentage ownership is calculated based on 11,781,759 shares of Common Stock outstanding as of February 9, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024, plus (ii) approximately 253,200 shares of Common Stock underlying the Chardan Note that are convertible within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.

CUSIP No. 128745106	SCHEDULE 13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Kerry Propper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 253,200 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 253,200 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,200 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Consists of approximately 253,200 shares of Common Stock issuable upon conversion of the Chardan Note, because the Chardan Note contains provisions preventing its conversion to the extent that such conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such conversion. The amounts reported in rows 5, 7 and 9 herein represent the approximate number of shares of Common Stock that would be issuable upon conversion of the Chardan Note giving effect to these blocking provisions, and do not include any additional shares underlying the Chardan Note. The Chardan Note is convertible at the election of the holder at a conversion price equal to 90% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date.
(2)	Percentage ownership is calculated based on (i) 11,781,759 shares of Common Stock outstanding as of February 9, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024, plus (ii) approximately 253,200 shares of Common Stock underlying the Chardan Note that are convertible within 60 days of this Statement. The reported percentage gives effect to the blocking provisions described in footnote (1) above.

CUSIP No. 128745106	SCHEDULE 13G	Page 7 of 9 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

AtlasClear Holdings Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

4221 W. Boy Scout Blvd., Suite 300 Tampa, FL33607

Item 2.		Filing Person

(a) – (c)

Name of Persons Filing; Address; Citizenship:

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)             Chardan Quantum LLC, a Delaware limited liability company (“Chardan Quantum”);

(ii)            Chardan Capital Markets LLC, a New York limited liability company (“CCM”);

(iii)           Mr. Jonas Grossman (“Mr. Grossman”), a citizen of the United States of America, managing member of Chardan Quantum and a member of CCM;

(iv)          Mr. Steven Urbach (“Mr. Urbach”), a citizen of the United States of America and a member of CCM; and

(v)           Mr. Kerry Propper (“Mr. Propper”), a citizen of the United States of America and a member of CCM.

The principal business address of each of Chardan Quantum and Mr. Grossman is 1 East Putman Avenue, 4th Floor, Greenwich, CT 06830. The principal business address of each of CCM, Mr. Urbach and Mr. Propper is 17 State Street, Suite 2130, New York, NY 10004.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 128745106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 128745106	SCHEDULE 13G	Page 8 of 9 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned; Percent of class:
The shares reported in this Schedule 13G consist of (i) 949,084 shares of Common Stock held by Chardan Quantum LLC, (ii) 253,200 of the shares of Common Stock issuable upon exercise of Private Warrants and (iii) 253,200 of the shares of Common Stock issuable upon conversion of the Chardan Note. The Private Warrants and Chardan Note are currently exercisable/convertible, but contain provisions preventing their exercise or conversion to the extent that such exercise or conversion would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such exercise or conversion. The amounts reported below represent the number of shares of Common Stock that would be issuable upon exercise/conversion of the Private Warrants and Chardan Note giving effect to these blocking provisions, and do not include additional shares underlying the Private Warrants and Chardan Note. The Chardan Note is convertible at the election of the holder at a conversion price equal to 90% of the VWAP of the Common Stock for the trading day immediately preceding the applicable conversion date. Mr. Grossman, as managing member of Chardan Quantum, may be deemed to beneficially own the shares (including shares underlying Private Warrants) held directly by Chardan Quantum, representing 9.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such exercise. Each of Mr. Grossman, Mr. Urbach and Mr. Propper, as the members of CCM, may be deemed to beneficially own the shares underlying the Chardan Note held directly by CCM, representing approximately 2.1% of the Issuer’s Common Stock outstanding immediately after giving effect to such conversion.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Chardan Quantum	1,202,284	0	1,202,284	0
CCM	253,200	0	253,200	0
Mr. Grossman	1,202,284	0	1,202,284	0
Mr. Urbach	253,200	0	253,200	0
Mr. Propper	253,200	0	253,200	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 128745106	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2024

Chardan Quantum LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Managing Member

Chardan Capital Markets LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Member

By:	/s/ Jonas Grossman
Name:	Jonas Grossman

By:	/s/ Steven Urbach
Name:	Steven Urbach

By:	/s/ Kerry Propper
Name:	Kerry Propper